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Filed pursuant to General Instruction II.K. of Form F-9; File No. 333-130261

Prospectus Supplement to Prospectus dated December 19, 2005.

US$500,000,000 5.850% Notes due 2037

          The notes will bear interest at the rate of 5.850% per year. We will pay interest on the notes semi-annually in arrears on February 1 and August 1 of each year, beginning August 1, 2006. The notes will mature on February 1, 2037. We may redeem some or all of the notes at any time, at 100% of their principal amount plus a make-whole premium as described in this prospectus supplement. We may also redeem all of the notes if certain changes affecting Canadian withholding taxes occur. The notes do not have the benefit of any sinking fund.

          The notes will be our unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

          Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 23 of the accompanying prospectus.

          We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in the accompanying prospectus.

          Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

          Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

	Per Note	Total
Public offering price(1)	99.418%	US$497,090,000
Underwriting commission	0.875%	US$4,375,000
Proceeds, before expenses, to Talisman(1)	98.543%	US$492,715,000

(1)
Plus accrued interest from January 27, 2006 if settlement occurs after that date.

          The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on January 27, 2006.

Joint Book-Running Managers

Goldman, Sachs & Co.	RBC Capital Markets
BNP PARIBAS
CIBC World Markets
HSBC
Scotia Capital
Banc of America Securities LLC
Citigroup
TD Securities

Prospectus Supplement dated January 23, 2006.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

          This document is in two parts. The first part, this prospectus supplement, describes the specific terms of the notes we are offering and also adds and updates certain information contained in the accompanying prospectus and documents incorporated by reference. The second part, the base prospectus, dated December 19, 2005, gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

          If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

          You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of the date of such information only. Our business, financial condition, results of operations and prospects may have changed since those dates.

          In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 21 of our audited consolidated financial statements for the year ended December 31, 2004, incorporated by reference in the prospectus.

          Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. and its subsidiaries on a consolidated basis. In the sections entitled "Summary of the Offering", "Recent Developments—Concurrent Offering in Canada" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "we", "us", "our" or "Talisman" refer to only Talisman Energy Inc., without any of its subsidiaries.

          This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

FORWARD-LOOKING INFORMATION

          This document contains or incorporates statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy, budgets, exploration and development opportunities or projects, infrastructure or construction projects, the expected timing of commencement of production and anticipated amount of production of projects under development, acquisitions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "projects", "believes", "forecasts", "estimates", "intends", "possible", "probable", "scheduled", "likely" or "positioned", or stating that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". In addition, our statements relating to our expected incremental production in 2006, potential production in 2009 and production per share growth in excess of 10% annually from 2005 through 2008 are "forward-looking statements". Such statements are included, among other places, in this document under the headings "Talisman Energy Inc." and "Recent Developments", in the prospectus under the heading "Risk Factors", in our Annual Information Form under the headings "General Development of the Business", "Description of the Business", "Legal Proceedings" and "Risk Factors", in the Management's Discussion and Analysis for the year ended December 31, 2004, in the Management's Discussion and Analysis for the nine months ended September 30, 2005, and in our material change report relating to our offer to acquire all of the shares of Paladin Resources plc. Statements concerning oil and gas reserves contained in the Annual Information Form under "Description of the Business—Reserves Estimates" and "Description of the Business—Other Oil and Gas Information" or in the annual consolidated financial statements for the year ended December 31, 2004 and elsewhere also may be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

          You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by us. These include, but are not limited to:

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of acquisitions and proposed acquisitions;

  •
  the risks of the oil and gas industry such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

  •
  market competition;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserve estimates and reserve life;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  general economic conditions;

  •
  the effect of acts of, or actions against, international terrorism; and

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

          We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information concerning certain of these and other factors which could affect our operations or financial results are included under the heading "Risk Factors" in the prospectus, including information incorporated by reference thereunder, in our Management's Discussion and Analysis incorporated by reference in the prospectus, under the heading "Risk Factors" in our Annual Information Form as well as in our other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

          Forward-looking statements are based on our estimates and opinions of our management at the time the statements are made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change.

EXCHANGE RATE INFORMATION

          We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

          The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant period. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate"). On January 23, 2006, the Bank of Canada noon rate was US$0.8687 equals $1.00.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
Period End	0.8308	0.7738	0.6331	0.8613	0.7912
High	0.8493	0.7738	0.6618	0.8613	0.7912
Low	0.7159	0.6350	0.6199	0.7872	0.7159
Average	0.7697	0.7156	0.6369	0.8170	0.7530

OIL AND GAS INFORMATION

          The estimate of the proved plus probable reserves of Paladin Resources plc set forth in this prospectus supplement has been prepared based on the Society of Petroleum Engineers/World Petroleum Congress definition for probable reserves. Such estimate has been prepared internally by Talisman and no independent reserves evaluator or auditor was involved in the preparation thereof. The estimated reserve number is not in accordance with the rules of the United States Securities and Exchange Commission, which rules do not permit disclosure of probable reserves.

          In this prospectus supplement, certain oil and gas information is presented on a barrels of oil equivalent ("boe") basis. Natural gas is converted to oil equivalent at the ratio of 6 thousand cubic feet to 1 boe. Boe maybe misleading, particularly if used in isolation. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY OF THE OFFERING

          The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Securities Offered	US$500,000,000 aggregate principal amount of 5.850% notes.
Interest Payment Dates	February 1 and August 1 of each year, beginning August 1, 2006.
Maturity Date	February 1, 2037.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus. As at September 30, 2005, our subsidiaries (which did not then include Paladin Resources plc) had approximately $1,559 million of indebtedness and other liabilities to third parties, including accounts payable and income and other taxes payable. As at December 31, 2005, Paladin Resources plc had approximately $43 million of long term debt.
Optional Redemption
We may redeem the notes, in whole or in part, at any time, at the "make-whole" price described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement.

We may also redeem the notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants	The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit:
• our ability and the ability of our Restricted Subsidiaries (as defined in the indenture) to create liens; and

• our ability (but not the ability of our corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of our assets to, any other person other than our Restricted Subsidiaries.
These covenants are subject to important exceptions and qualifications that are described under the caption "Description of Debt Securities—Certain Covenants" in the prospectus.
Use of Proceeds
The net proceeds to us from this offering will be approximately US$491.9 million, after deducting the underwriting commission, and estimated expenses payable by us of approximately US$0.8 million. The net proceeds received by us from the sale of the notes will be used to partially repay indebtedness incurred under our credit facility which we used to fund the acquisition of Paladin Resources plc. See "Use of Proceeds" in this prospectus supplement.
Credit Ratings
The notes have been assigned a rating of "Baa1" by Moody's Investors Service, Inc., a rating of "BBB+ (negative outlook)" by Standard & Poor's Corporation and a rating of "BBB(high)" by Dominion Bond Rating Service Limited. The rating from Moody's is under review for downgrade. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by the rating agency issuing such rating. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by the rating agency issuing such rating in the future.
Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus.

Form and Denomination
The notes will be represented by one or more fully registered global notes deposited in book entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee, Cede & Co. Beneficial interests in any registered Global Note will be in denominations of US$1,000 and integral multiples thereof. See "Description of the Notes—Book Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

TALISMAN ENERGY INC.

          We are an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. We have operations in North America, the North Sea, Southeast Asia and Australia, North Africa and Trinidad and Tobago, where we have ongoing production, development and exploration activities. We are also active in a number of other international and frontier areas, including Alaska, Colombia, Gabon, Peru, Romania and Qatar.

          Our head office is located in Calgary, Alberta, Canada. We were established as an independent company in 1992 and are incorporated under the laws of Canada. Our common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "TLM."

          Our mission is value creation in the upstream oil and gas business. Our focus is on production per share growth while managing costs within a disciplined capital structure. We have averaged 11% annual production per share growth between 1992 and 2004 and have a target of 10% average compound production per share growth between 2005 and 2008.

          North America and the North Sea accounted for 82% of our net production in the first nine months of 2005. We target larger opportunities, including deep gas in North America and large international projects. We direct 5-10% of our overall spending to higher impact exploration opportunities in both our existing core production areas and in new international and frontier areas such as those listed above.

          We continually investigate strategic acquisitions and opportunities, some of which may be material. In connection with any such transaction, we may incur debt or issue equity.

RECENT DEVELOPMENTS

Paladin Acquisition

          On October 20, 2005, we reached an agreement with Paladin Resources plc ("Paladin"), a UK oil and gas exploration and production company, on the terms of a cash offer by a wholly-owned subsidiary of ours for all of the shares of Paladin. We have acquired all of the shares of Paladin for an aggregate price of approximately £1,218 million and Paladin is now an indirect wholly-owned subsidiary of Talisman Energy Inc. The acquisition was partially financed through a credit facility (the "Acquisition Bridge Facility") established for that purpose. The remainder of the acquisition cost was financed with a combination of cash on hand and draws on our existing revolving credit facilities (which draws were repaid prior to December 31, 2005).

          Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as Australia, Indonesia and Tunisia. It also has exploration acreage in Gabon and Romania. At the time of announcing the proposed acquisition of Paladin, we estimated Paladin's proved plus probable reserves to be approximately 190 million boe. For the first half of 2005, Paladin reported production of approximately 46,000 boe per day.

          The current amount drawn on the Acquisition Bridge Facility is US$1,646 million. The net proceeds from this offering will be used to partially repay the Acquisition Bridge Facility, as described under "Use of Proceeds".

Concurrent Offering in Canada

          We have commenced sales activities in connection with the proposed sale in Canada (the "Canadian Offering") of approximately $400 million of Medium Term Note Debentures under our base shelf prospectus dated December 19, 2005 filed with the securities regulatory authorities in each of the provinces and territories of Canada. Any Medium Term Note Debentures which we issue will be direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. At the date of this prospectus supplement, the specific terms of the Canadian Offering, including the aggregate principal amount, have not been determined. Those terms may be determined prior to the completion of this offering. The net proceeds from the Canadian Offering will also be used to partially repay indebtedness incurred under the Acquisition Bridge Facility. There is no assurance that the Canadian Offering will be completed.

          The Canadian Medium Term Note Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States without registration unless an exemption from registration is available. This prospectus supplement does not constitute an offer for sale of such securities in the United States.

USE OF PROCEEDS

          The net proceeds to us from this offering will be approximately US$491.9 million, after deducting underwriting commissions and after deducting estimated expenses of the offering of approximately US$0.8 million. The net proceeds received by us from the sale of the notes will be used to partially repay indebtedness incurred under the Acquisition Bridge Facility.

SELECTED FINANCIAL INFORMATION

          The following table sets forth selected financial information for the years ended December 31, 2004, 2003 and 2002 derived from our audited consolidated financial statements which have been audited by Ernst & Young LLP and our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2004. For all reported periods, the financial information does not include financial information relating to Paladin. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 21 of our consolidated financial statements for the year ended December 31, 2004, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited annual consolidated financial statements and the related notes, our unaudited interim consolidated financial statements, and other information included in the documents incorporated by reference in the prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(millions of dollars)
Income statement items:
Sales (net of hedging and royalties)	$5,355	$4,598	$4,579	$5,614	$3,953
Net income(1)	654	976	517	1,028	533
Cash flow statement items:
Cash provided by operating activities(1)	$3,119	$2,554	$2,373	$3,172	$2,394
Capital expenditures	2,806	1,874	2,078	2,736	2,110
Balance sheet items (at period end):
Total assets	$12,408	$11,780	$12,020	$14,126	$12,407
Total liabilities(1)	7,577	7,156	7,910	8,752	7,327
Shareholders' equity(1)	4,831	4,624	4,110	5,374	5,080
Other financial data:
EBITDAX(1)(2)	$3,424	$2,963	$3,036	$3,661	$2,522

(1)
Effective January 1, 2005, we retroactively adopted certain changes to the Canadian Institute of Chartered Accountants accounting standard for financial instruments. The change to this standard requires that our preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously, preferred securities charges were charged directly to retained earnings but under the new accounting standard they would have been charged to interest expense. In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account. As a result, there would not have been a gain on the redemption of the preferred securities. The results for 2004, 2003 and 2002 have been restated to give effect to this retroactive adoption. There was no impact to the 2005 results as the preferred securities were fully redeemed in 2004. Further details are set forth in note 1 to our comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2005, incorporated by reference in the prospectus.

(2)
EBITDAX represents earnings before gain on sale of Sudan operations, interest on long-term debt, income taxes, depreciation, depletion and amortization, impairment writedowns, dry hole and exploration expense. EBITDAX is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. EBITDAX is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDAX, while providing useful information, should not be considered in isolation or as a substitute for net income, as an indicator of operating performance or as an alternative to cash provided by operating activities, as a measure of liquidity.

The following table provides a reconciliation of EBITDAX from net income:

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(millions of dollars)
Net income(1)	$654	$976	$517	$1,028	$533
Add:
Depreciation, depletion and amortization	1,650	1,435	1,462	1,332	1,203
Dry hole	311	251	174	164	222
Exploration	238	213	185	179	167
Interest on long-term debt(1)	173	178	209	121	135
Impairment writedowns	31	30	74	25	—
Gain on sale of Sudan operations	—	(296)	—	—	—
Income taxes(1)	367	176	415	812	262

EBITDAX	$3,424	$2,963	$3,036	$3,661	$2,522

CONSOLIDATED CAPITALIZATION

          The following table summarizes our consolidated capitalization at September 30, 2005, as adjusted to give effect to the indebtedness incurred under the Acquisition Bridge Facility, Paladin's long term debt, the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read this table together with the unaudited consolidated financial statements for the nine months ended September 30, 2005 incorporated by reference in the prospectus. In the "As Adjusted" column, the amount of the notes offered hereby, the amount outstanding under the Acquisition Bridge Facility and the amount of Paladin debt has been converted to Canadian dollars using the Bank of Canada noon buying rates of US$0.8613 per $1.00 and $2.0546 per £1.00 at September 30, 2005.

	As at September 30, 2005
	Actual	As Adjusted
	(millions of dollars)
Long-term debt:
Long-term debt	$2,611	$2,611
Acquisition Bridge Facility	—	1,293
Paladin debt(1)	—	43
Notes offered hereby	—	581

Total long-term debt	2,611	4,528
Shareholders' equity:
Common shares	2,616	2,616
Contributed surplus	70	70
Cumulative foreign currency translation	(206)	(206)
Retained earnings	2,894	2,894

Total shareholders' equity	5,374	5,374

Total capitalization	$7,985	$9,902

(1)
As at December 31, 2005.

          As at December 31, 2005, our total indebtedness was approximately $4.2 billion.

PRO-FORMA INTEREST COVERAGE

          The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP.

          For further information regarding interest coverage, reference is made to "Interest Coverage" in the accompanying prospectus.

          The following interest coverages are calculated on a consolidated basis for the twelve month period ended December 31, 2004 based on audited information and for the twelve month period ended September 30, 2005 based on unaudited information. In calculating the ratios, the interest expense has been adjusted to give effect to Paladin's debt, the borrowing of funds under the Acquisition Bridge Facility, the issuance of the notes and the application of the net proceeds from the issuance of the notes as partial repayment of the Acquisition Bridge Facility. See "Use of Proceeds". There has not been any adjustment to net income to reflect the acquisition of Paladin. The audited information used in the calculations is after restatement to give effect to the retroactive adoption of new Canadian accounting standards for financial statements, pursuant to which our previously outstanding preferred securities have been classified as long term debt (as they would be under U.S. GAAP) and the annual carrying charges relating to the preferred securities were included in net interest expense.

	December 31, 2004	September 30, 2005
Interest coverage (times)(1)	4.66	8.88

(1)
Interest coverage is equal to net income plus income taxes and interest expense; divided by interest expense plus capitalized interest.

DESCRIPTION OF THE NOTES

          The following description of the terms of the notes supplements the description set forth in the prospectus and should be read in conjunction with "Description of Debt Securities" in the prospectus. In addition, such description is qualified in its entirety by reference to the Indenture under which the notes are to be issued, referred to in the prospectus. Capitalized terms used but not defined in the prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "Talisman" refer to Talisman Energy Inc. without any of its subsidiaries through which it operates.

General

          Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

          The notes initially will be issued in an aggregate principal amount of US$500 million and will mature on February 1, 2037. The notes will bear interest at the rate of 5.850% per year. Interest will be payable on the notes from January 27, 2006 or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2006 to the persons in whose names the notes are registered at the close of business on the preceding January 15 or July 15, respectively. The notes will be sold in denominations of $1,000 and integral multiples thereof.

          We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the additional notes may be consolidated and form a single series with these notes and have the same terms as to status, redemption and otherwise as these notes. In the event that additional notes are issued, we will prepare a new prospectus supplement.

          The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

          The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes. These provisions state that any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. See "Description of Debt Securities—Certain Covenants—Additional Amounts" in the prospectus.

Ranking and Other Indebtedness

          The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all of our secured debt to the extent of the assets securing such debt and will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries, including trade payables and other indebtedness. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. As at September 30, 2005, our subsidiaries (which did not then include Paladin) had approximately $1,559 million of indebtedness and other liabilities to third parties, including accounts payable and income and other taxes payable. As at December 31, 2005, Paladin had approximately $43 million of long term debt.

Certain Covenants

          The accompanying prospectus describes certain covenants restricting Talisman and its Restricted Subsidiaries. As at December 31, 2005, Talisman's only Restricted Subsidiaries were Talisman Energy Canada, Talisman Energy (UK) Limited, Talisman North Sea Limited and Talisman Expro Limited (formerly Paladin Expro Limited).

Optional Redemption

          The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points.

in either case, plus accrued interest thereon to the date of redemption.

          "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

          "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

          "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

          "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

          "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

          "Reference Treasury Dealers" means Goldman, Sachs & Co., or its affiliate, plus four others which are primary U.S. Government securities dealers (each a "Primary Treasury Dealer") and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer in the United States, we shall substitute for it another Primary Treasury Dealer.

          "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

          Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption. In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just.

Book-Entry System

          The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "Global Notes") will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes.

          The following is based on information furnished by the Depositary:

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934 (the "Exchange Act"). The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositories for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

          The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

          Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the Global Notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the Indenture under which the notes are issued. In particular, the Depositary may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depositary is not obtained, notes in definitive form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, notes in definitive form will be printed and delivered.

          To facilitate subsequent transfers, the Global Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the Global Notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Global Notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

          Payments of principal, premium, if any, and interest on the Global Notes will be made to the Depositary as the registered owners of the Global Notes. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

          The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Certificated Notes

          The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 60 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the Global Notes.

CREDIT RATINGS

          The notes have been assigned a rating of "Baa1" by Moody's Investors Service, Inc. ("Moody's"), a rating of "BBB+ (negative outlook)" by Standard & Poor's Corporation ("S&P") and a rating of "BBB(high)" by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The rating from Moody's is under review for downgrade. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

          Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated Baa1 are subject to moderate credit risk. They are considered medium grade and as such, may possess certain speculative characteristics.

          S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations. A negative outlook means that a rating may be lowered.

          DBRS' credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of such entity and its rated securities.

CERTAIN INCOME TAX CONSIDERATIONS

United States

          The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

          Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

          As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

          If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a note should consult its own tax advisors.

  Payments of Interest

          Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder will be required to include as income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and, for taxable years beginning before January 1, 2007 generally will be considered "passive income" or "financial services income", or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest". For taxable years beginning after December 31, 2006, interest income on a note generally will be considered either "passive category income" or "general category income" for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  Sale, Exchange or Retirement of the notes

          Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

  Backup Withholding and Information Reporting

          In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

          The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Canada

          The following describes the principal Canadian federal income tax considerations as of the date of this prospectus supplement, generally applicable to a purchaser of notes (a "Non-Resident Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the notes in carrying on a business in Canada, deals at arm's length with Talisman, is not an authorized foreign bank and is not an insurer that carries on an insurance business in Canada and elsewhere.

          This summary takes into account the current provisions of the ITA and the regulations passed pursuant to the ITA (the "ITA Regulations") in force as of the date of this prospectus, and proposals to amend the ITA and ITA Regulations publicly announced by the date of this prospectus by the federal Minister of Finance and the current published administrative practices of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax considerations and does not anticipate any changes in law whether by legislative, government or judicial action other than the passage of such publicly announced proposed amendments to the ITA or ITA Regulations, nor does it take into account provincial, territorial or foreign tax considerations which may differ from the Canadian federal income tax considerations described in this prospectus.

          This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of notes. Prospective holders should consult their own Canadian tax advisors with respect to the Canadian income tax considerations associated with their participation in this offering.

          Pursuant to the ITA, interest paid or credited or deemed to be paid or credited by Talisman on the notes as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the ITA by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the notes.

UNDERWRITING

          We intend to offer the notes through the underwriters. Goldman, Sachs & Co. and RBC Capital Markets Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	US$	180,625,000
RBC Capital Markets Corporation		180,625,000
BNP Paribas Securities Corp.		27,500,000
CIBC World Markets Corp.		27,500,000
HSBC Securities (USA) Inc.		27,500,000
Scotia Capital (USA) Inc.		27,500,000
Banc of America Securities LLC		11,250,000
Citigroup Global Markets Inc.		11,250,000
TD Securities (USA) LLC		6,250,000

Total	US$	500,000,000

          In the underwriting agreement, the underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

          We have agreed to severally indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.500% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

          The expenses of the offering, not including the underwriting commission, are estimated to be approximately US$0.8 million and are payable by us. Goldman, Sachs & Co. and RBC Capital Markets Corporation have agreed to reimburse Talisman for certain of these expenses.

No Sales of Similar Securities

          We have agreed not to, prior to the closing of this offering, offer, sell, contract to sell, or otherwise dispose of any of our debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes (other than our debt securities under the Canadian Offering), or publicly announce an intention to effect such transaction, without the prior written consent of the representatives of the underwriters.

New Issue of Notes

          The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD Regulation

          Certain of the underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we currently are indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to one or more of such banks and may be used to repay certain other lenders. See "Use of Proceeds". As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Market Axess

          Certain of the underwriters will make the notes available for distribution on the internet through a third-party system operated by Market Axess Corporation, an internet-based communications technology provider. Market Axess Corporation is providing the system for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions they conduct through the system. Such underwriters will make the notes available to their customers through the internet distributions on the same terms as distributions made through other channels.

Price Stabilization and Short Positions

          In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, (i.e., if they sell more notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales Outside the United States

          Each Underwriter:

  1.
  may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to Talisman; and

  2.
  must comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

          The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter may not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act,

Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter participating in the distribution of the notes has agreed that it will not offer to sell, directly or indirectly, any notes acquired by it in connection with the distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

Settlement

          It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes (such settlement code being herein referred to as "T+4"). Under SEC Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

LEGAL MATTERS

          Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

          This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  (a)
  our Annual Information Form dated March 14, 2005;

  (b)
  our Management's Discussion and Analysis for the year ended December 31, 2004;

  (c)
  our comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2004, together with the auditor's report thereon;

  (d)
  our comparative unaudited interim consolidated financial statements, including the notes thereto, for the nine months ended September 30, 2005, and the related Management's Discussion and Analysis;

  (e)
  our Management Proxy Circular dated March 14, 2005, excluding those portions thereof which appear under the headings "Composition and Role of the Management Succession and Compensation Committee", "Management Succession and Compensation Committee Report", "Performance Graph" and "Statement of Corporate Governance Practices" (and the related schedule); and

  (f)
  our Material Change Report dated October 28, 2005 relating to the offer to acquire all of the shares of Paladin Resources plc.

          Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

          You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  Talisman Energy Inc.
  Suite 3400, 888 - 3rd Street S.W.
  Calgary, Alberta T2P 5C5
  (403) 237-1234
  Attention: Corporate Secretary

Base Shelf Prospectus

US$2,000,000,000
Debt Securities

        We may from time to time sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities, or if any debt securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide specific terms of these securities in supplements to this prospectus. The debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and the experts named in the prospectus are Canadian residents, and most of our assets or the assets of our officers and directors and the experts are located outside the United States.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The date of this prospectus is December 19, 2005.

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. Except under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Talisman", "we", "us" and "our" mean Talisman Energy Inc. and its subsidiaries on a consolidated basis.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement also may add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, which we refer to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles in the United States. We prepare our financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our comparative consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our comparative audited consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and under U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, annual and interim reports, material change reports and other information. You may access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the Canada-U.S. multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You also may obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings since October 28, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in the United States and Canada, the SEC and the ASC allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents, which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our Annual Information Form dated March 14, 2005;

  (b)
  our Management's Discussion and Analysis for the year ended December 31, 2004;

  (c)
  our comparative audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2004, together with the auditor's report thereon;

  (d)
  our comparative unaudited consolidated financial statements, including the notes thereto, for the nine months ended September 30, 2005, and the related Management's Discussion and Analysis;

  (e)
  our Management Proxy Circular dated March 14, 2005, excluding those portions thereof which appear under the headings "Composition and Role of the Management Succession and Compensation Committee", "Management Succession and Compensation Committee Report", "Performance Graph" and "Statement of Corporate Governance Practices" (and the related schedule); and

  (f)
  our Material Change Report dated October 28, 2005 relating to our offer to acquire all of the shares of Paladin Resources plc.

        Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular (excluding the portions under the headings "Composition and Role of the Management Succession and Compensation Committee", "Management Succession and Compensation Committee Report", "Performance Graph" and "Statement of Corporate Governance Practices" or other similar headings), material change reports (excluding confidential material change reports), business acquisition reports and any interim comparative unaudited consolidated financial statements together with the related management's discussion and analysis subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

        Upon a new annual information form and related annual consolidated financial statements and related management's discussion and analysis being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis and all interim consolidated financial statements and management's discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the management proxy circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

        A prospectus supplement or prospectus supplements containing the specific variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and solely for the purposes of the debt securities issued thereunder.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of the annual information form and other information mentioned above by writing or calling us at the following address and telephone number:

    Talisman Energy Inc.
    Suite 3400
    888 - 3rd Street S.W.
    Calgary, Alberta T2P 5C5
    (403) 237-1234
    Attention: Corporate Secretary

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This document contains or incorporates statements that constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, business strategy, budgets, exploration and development opportunities or projects, infrastructure or construction projects, the expected timing of commencement of production and anticipated amount of production of projects under development, acquisitions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "projects", "believes", "forecasts", "estimates", "intends", "possible", "probable", "scheduled", "likely" or "positioned", or stating that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". In addition, our statements relating to our expected incremental production in 2006, potential production in 2009 and production per share growth in excess of 10% annually from 2006 through 2008 are "forward-looking statements". Such statements are included, among other places, in this document under the heading "Risk Factors", in our Annual Information Form under the headings "General Development of the Business", "Description of the Business", "Legal Proceedings" and "Risk Factors", in the Management's Discussion and Analysis for the year ended December 31, 2004, in the Management's Discussion and Analysis for the nine months ended September 30, 2005, and in our material change report relating to our offer to acquire all of the shares of Paladin Resources plc. Statements concerning oil and gas reserves contained in the Annual Information Form under "Description of the Business — Reserves Estimates" and "Description of the Business — Other Oil and Gas Information" or in the annual consolidated financial statements for the year ended December 31, 2004 and elsewhere also may be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

        You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated by us. These include, but are not limited to:

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of acquisitions and proposed acquisitions;

  •
  the risks of the oil and gas industry such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

  •
  market competition;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserve estimates and reserve life;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  general economic conditions;

  •
  the effect of acts of, or actions against, international terrorism; and

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

        We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information concerning certain of these and other factors which could affect our operations or financial results are included in our Management's Discussion and Analysis incorporated by reference in this document, under the heading "Risk Factors" in our Annual Information Form as well as in our other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

        Forward-looking statements are based on estimates and opinions of our management at the time the statements are made. We undertake no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TALISMAN ENERGY INC.

        We are a large, independent oil and gas producer with operations in Canada and, through our subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Australia, Algeria, Trinidad and Tobago, Tunisia and the United States. Our subsidiaries also conduct business in Colombia, Qatar, Peru, Romania and Gabon.

        We continually investigate other business opportunities in the oil and gas business, some of which may be material. In connection with any resulting transaction, we may incur debt or issue equity.

        We are incorporated under the Canada Business Corporations Act. Our registered and principal office is located at Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Canada.

Recent Developments — Acquisition of Paladin Resources plc

        On October 20, 2005, we reached an agreement with Paladin Resources plc ("Paladin"), a public UK oil and gas exploration and production company, on the terms of a cash offer by Talisman Energy Resources Limited ("Talisman Resources"), our wholly-owned subsidiary, for all of the shares of Paladin at an aggregate price of approximately £1,218 million. As at the date hereof, Talisman Resources has acquired more than 90% of the issued shares of Paladin under the offer and related purchases, and plans to acquire all remaining shares pursuant to the compulsory acquisition procedures under applicable UK law. Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as Australia, Indonesia and Tunisia. It also has exploration acreage in Gabon and Romania.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for the repayment of existing indebtedness and for general corporate purposes relating to our areas of operations. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately use in short-term marketable investment grade securities or bank deposits.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Talisman" refer only to Talisman Energy Inc. without any of its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture, as supplemented from time to time, between us and The Bank of Nova Scotia Trust Company of New York, as "Trustee" (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed as an exhibit to the registration statement filed with the SEC. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed provisions of the Indenture, including the definition of capitalized terms used under this caption. We may issue debt securities and incur additional Indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured and unsubordinated evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in such foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will set forth the specific terms of the debt securities or a series of debt securities being offered and may include, but may not be limited to, the following:

  •
  the specific designation and the aggregate principal amount of the debt securities of such series;

  •
  the percentage or percentages of principal amount at which our debt securities of such series will be issued;

  •
  the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  •
  the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

  •
  the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on our debt securities will be payable and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any) and interest, if any, on such debt securities of such series will be payable;

  •
  whether our debt securities of such series will be issuable in the form of one or more global securities and if so the identity of the depository for the global securities;

  •
  any mandatory or optional redemption or sinking fund provisions;

  •
  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

  •
  the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on our debt securities of such series;

  •
  the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of our subsidiaries;

  •
  any other terms of our debt securities of such series including covenants and events of default which differ from the covenants or events of default in the general provisions of the Indenture, apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities, including our covenant to pay Additional Amounts and our option to redeem the debt securities of such series rather than pay Additional Amounts, which do not apply to a particular series of our debt securities;

  •
  any applicable Canadian and U.S. federal income tax consequences;

  •
  whether the series of our debt securities are to be registered securities, unregistered securities (with or without coupons) or both; and

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any unregistered securities of the series shall be issuable.

        Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, or be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which our debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

Ranking and Other Indebtedness

        Our debt securities will be unsecured obligations and will rank equally and pari passu in right of payment priority with all of our other unsecured and unsubordinated Indebtedness. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our corporate and partnership subsidiaries' then existing liabilities (excluding intercompany liabilities but including trade payables).

Debt Securities in Global Form

  The Depositary, Book-Entry and Settlement

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depository arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

  Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. If an event of default under the Indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the Trustee. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of our debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest, if any, on our debt securities (other than global securities) will be made at the office or agency of the Trustee, at One Liberty Plaza, New York, New York, or we can pay principal, interest and any premium by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

        A prospectus supplement may indicate the places to register a transfer of our debt securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of our debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of our debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of our debt securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

  •
  issue, register the transfer of or exchange any of our debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Certain Covenants

  Limitations on Liens

        The Indenture provides that, so long as any of our debt securities of any series remain outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens securing the Indebtedness of any person, except for Permitted Encumbrances, upon or with respect to our or their respective properties, assets or undertaking whether now owned or hereafter acquired, unless at the time thereof or prior thereto, the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness.

  Consolidation, Amalgamation, Merger and Sale of Assets

        We may not enter into any transaction, or series of transactions, whereby all or substantially all of our undertaking, property and assets would become the property of any successor company whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance, lease or otherwise unless:

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the Indenture;

  •
  at the time of and after giving effect to such transaction, no event of default, and no condition which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing as to us or the successor company; and

  •
  certain other conditions are met;

provided that the above restriction shall not apply to any transaction whereby we, or any Restricted Subsidiary, remain or become the successor company, although any Restricted Subsidiary which becomes the successor company shall, in any event, expressly assume all of our obligations under our debt securities and under the Indenture if it does not assume them by operation of law.

  Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of debt securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted.

        However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirement, if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

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  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder.

        In any event, no Additional Amounts will be payable in excess of Additional Amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        We also will:

  •
  make such withholding or deduction; and

  •
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

        We will, upon demand by a holder of debt securities (other than an Excluded Holder), indemnify such holder of debt securities for:

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  any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  •
  any Canadian Taxes imposed with respect to any reimbursement under the two preceding clauses, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

  Provision of Financial Information

        We will:

  •
  furnish to the Trustee, within 10 days after we are required to file or furnish them with or to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then it shall file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

  •
  notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC we will continue to furnish to the Trustee:

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  within 10 days after the time periods required for the filing of Annual Information Forms and annual consolidated financial statements by the Canadian securities regulatory authorities, the information required to be provided in an Annual Information Form, annual consolidated financial statements or similar annual filings under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed; and

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  within 10 days after the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the securities laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange or its successor, whether or not we have any of our securities so listed.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of our debt securities will be subject to redemption at our option at any time, in whole but not in part, on not more than 60 days' and not less than

30 days' notice at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption if:

  •
  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "Additional Amounts"; or

  •
  on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the clause immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in a material probability that we will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement, the following are events of default under the Indenture in relation to the debt securities of any series:

  •
  default in payment of the principal of or premium, if any, on debt securities of that series when due and if the default in payment continues for a period of four days after written notice of the default has been provided to us by the Trustee;

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  default in payment of any interest due on any of the debt securities or of any sinking fund payment due with respect to debt securities of that series and if the default in payment continues for a period of 30 days after written notice of the default has been provided to us by the Trustee;

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  our winding up or liquidation, except in the course of a transaction resulting in a successor company;

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  certain events of bankruptcy, insolvency or analogous proceedings;

  •
  if any process of execution is enforced or levied upon any of our property or the property of a Restricted Subsidiary and such property has a net book value in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and the process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that the process of execution is not in good faith disputed by us or the Restricted Subsidiary, or, if disputed, we have not given evidence satisfactory to the Trustee that we or the Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that the claim shall be held to be a valid claim;

  •
  failure by us or a Restricted Subsidiary to make any principal payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness for Borrowed Money in any aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, and such failure shall have continued for a period of 30 days after written notice of the failure has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities;

  •
  if a default with respect to any Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occurs, which default results in the acceleration of any such Indebtedness for Borrowed Money of ours or any Restricted Subsidiary in an aggregate amount in excess of the greater of $100,000,000 and 2% of our Equity, or the equivalent thereof in any other currency, without the Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities; and

  •
  if we neglect to carry out or observe any other covenant or condition contained in the Indenture to be observed and performed by us and after notice in writing has been given by the Trustee to us specifying such default and requiring us to put an end to the same and we fail to make good such default within a period of 60 days or a shorter period as would, at any time, if continued, render any of our property or the property of any Restricted Subsidiary liable to forfeiture, unless the Trustee (having regard to the subject matter of the neglect or non-observance) shall have agreed to a longer period and in such event, within the period agreed by the Trustee.

Additional events of default may be established for a particular series of debt securities issued under the Indenture.

        If an event of default under the Indenture occurs and is continuing with respect to a series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the entire principal amount of all debt securities of such series and all accrued interest thereon to be due and payable immediately. However, at any time after a declaration of acceleration with respect to a series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the Trustee under certain circumstances, shall rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, the limitations described above do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security. The Indenture requires that we will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. So long as any debt securities are outstanding, we are also required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default or any event which would, with notification or with the lapse of time or otherwise, constitute an event of default.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series ("defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of any opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the "Limitations on Liens" and "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture and the events of default, other than the obligations and events of default with respect to "Limitations on Liens", "Consolidation, Amalgamation, Merger and Sale and Assets" and such other covenants, shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such covenant defeasance and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  no default or event of default with respect to the debt securities of such series with the passing of time or the giving of notice, or both, shall have occurred and be continuing on the date of such deposit or, with respect to events of default noted in the sixth and seventh bullet points under "Events of Default", at any time during the period ending on the 91st day after the date of such deposit;

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

  •
  we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

  •
  change our obligation to pay Additional Amounts or indemnity payments due to Canadian Taxes;

  •
  reduce the principal amount of, or the premium, if any, or rate of interest, if any, on any debt security;

  •
  reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

  •
  change the place of payment;

  •
  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to cure any ambiguity or inconsistency or to make any change that, in each case, does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to our debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the City of New York, and irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a portion of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been advised by Macleod Dixon LLP, our Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in the prospectus.

Definitions

        The following is a summary of certain definitions contained in the Indenture. Reference is made to the Indenture for the full definition of all these terms:

        "Canadian GAAP" means generally accepted accounting principles which are in effect from time to time in Canada;

        "company" includes corporations, associations, partnerships, limited liability companies and business trusts;

        "Consolidated Assets" means the aggregate amount of our assets as set forth in our most recent consolidated financial statements prepared in accordance with Canadian GAAP and filed with a securities commission or similar regulatory authority;

        "Current Assets" means current assets as determined in accordance with Canadian GAAP;

        "Equity" means, as to any company, the shareholders' equity appearing in the company's most recent consolidated financial statements prepared in accordance with Canadian GAAP;

        "Indebtedness" as to any company, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such company as at the date as of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

        "Indebtedness for Borrowed Money" as to any company, means, without duplication, the full amount of all liabilities of such company for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money that is guaranteed or endorsed (otherwise than for purposes of collection) by such company, or which such company is obligated, contingently or otherwise, to purchase, or on which such company is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such company in accordance with Canadian GAAP;

        "Lien" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

        "Permitted Encumbrances" means any of the following:

  •
  liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

  •
  liens for any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

  •
  liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

  •
  encumbrances incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint development, operation or present or future abandonment of properties or related production or processing facilities as security in favour of any other owner or operator of such assets for our or any Restricted Subsidiary's portion of the costs and expenses of such development, operation or abandonment, provided that such costs or expenses are not due or delinquent;

  •
  liens for penalties arising under non-participation provisions of operating or similar agreements in respect of our or any Restricted Subsidiary's properties;

  •
  easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our or any Restricted Subsidiary's business;

  •
  liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under gas sales contracts;

  •
  royalties, gross overriding royalties or other similar burdens on production in the ordinary course of business affecting our or any Restricted Subsidiary's properties, or encumbrances in respect of such royalties, gross overriding royalties or other similar burdens;

  •
  security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any Restricted Subsidiary;

  •
  cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

  •
  reservations, limitations or provisos expressed in or affecting any grant of real or immovable property or any interest therein;

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  liens on cash or marketable securities of Talisman or any Restricted Subsidiary granted in the ordinary course of business in connection with:

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  any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

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  any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

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  any agreements or arrangements entered into for the purpose of hedging product prices;

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  pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary;

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  Purchase Money Mortgages;

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  security in respect of Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date the Indebtedness is incurred or the date of any renewal or extension thereof;

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  security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of us or another Restricted Subsidiary;

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  security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

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  oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize from the oil, gas or other minerals a specified amount of money (however determined) or a specified amount of such oil, gas or minerals; or

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  any other interests in property of a character commonly referred to as a "production payment";

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  security in respect of Indebtedness incurred, assumed or guaranteed by us or any Restricted Subsidiary that is incurred, assumed or guaranteed in connection with the acquisition, construction or development of a particular asset or assets, including security in respect of the shares or Indebtedness of a Subsidiary engaged directly or indirectly in the acquisition, construction or development of a particular asset or assets, provided that the grantees of such security have no recourse generally against any assets, property or undertaking of ours or any Restricted Subsidiary except for the assets acquired, constructed or developed (and other de minimus assets associated therewith) or shares or Indebtedness of a Subsidiary, other than a Restricted Subsidiary, engaged directly or indirectly in such acquisition, construction or development;

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  extensions, renewals or replacements of all or part of any security permitted under the preceding clauses provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement including but not limited to all fees and expenses incurred in connection therewith; and

  •
  security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to the greater of 10% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency);

        "Purchase Money Mortgage" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property;

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

        "Restricted Subsidiary" means:

  •
  any Subsidiary of ours which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining or manufacture of petroleum hydrocarbons, petrochemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity, and

  •
  any Subsidiary of ours designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Indenture (a "Designation"), which Designation may not be revoked,

provided that notwithstanding anything in the Indenture to the contrary:

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason,

  •
  any Subsidiary to which assets held by a Restricted Subsidiary, having a value equal to or greater than 5% of the assets of the Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and

  •
  a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency) or if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity;

        We will specify in a prospectus supplement at the time we issue a series of debt securities which of our Subsidiaries are Restricted Subsidiaries at the time of the prospectus supplement;

        "Subsidiary" means with respect to us, any company of which there are owned, directly or indirectly, by or for us or by or for any company in like relation to us, Voting Shares which in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all the outstanding Voting Shares of such first mentioned company for the election of its directors, managing general partners or managing members, and includes any company in like relation to a Subsidiary; and

        "Voting Shares" means shares of capital stock of any class or classes or other interests in the case of partnership, as applicable, having general voting power under ordinary circumstances to elect directors, managers, managing partners in the case of a partnership, as applicable, trustees or similar controlling persons of a company.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors are discussed in our Annual Information Form and our Management's Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There is no public market for the debt securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Changes in foreign currency exchange rates may cause the value of the debt securities to decline.

        Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement or other prospectus supplement.

The debt securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries.

        We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions.

        In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness.

CERTAIN INCOME TAX CONSEQUENCES

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring the debt securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement also will describe certain United States federal income tax consequences of the acquisition, ownership and disposition of the debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income, any consequences relating to debt securities payable in a currency other than U.S. Dollars, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents.

        The distribution of debt securities of any series may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed,

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  at market prices prevailing at the time of sale, or

  •
  at prices related to such prevailing market prices to be individually negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        The prospectus supplement relating to each series of debt securities also will set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter, each dealer and each agent participating in the distribution of any series of debt securities must agree that it will not offer to sell, directly or indirectly, any such debt securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

        Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

INTEREST COVERAGE

        The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and based on information prepared in accordance with Canadian GAAP. These coverages do not give pro forma effect to any offering of the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known. These coverages do not purport to be indicative of interest coverage ratios for any future periods.

        The following interest coverages are calculated on a consolidated basis for the twelve-month period ended December 31, 2004 based on audited financial information and for the twelve-month period ended September 30, 2005 based on unaudited financial information.

	December 31, 2004		September 30, 2005
Interest coverage (times)(1)	6.40	(2)	12.67

Notes:

(1)
Interest coverage is equal to net income plus income taxes and interest expense, divided by interest expense plus capitalized interest.

(2)
Effective January 1, 2005, we retroactively adopted certain changes to the Canadian Institute of Chartered Accountants accounting standard for financial instruments. The change to this standard requires that our preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously, preferred securities charges were charged directly to retained earnings but under the new accounting standard they would have been charged to interest expense. In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account. As a result, there would not have been a gain on the redemption of the preferred securities. The results for 2004 have been restated to give effect to this retroactive adoption. There was no impact to the 2005 results as the preferred securities were fully redeemed in 2004. Further details are set forth in Note 1 to our comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2005, incorporated by reference in this prospectus.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Dorsey & Whitney LLP, Seattle, Washington. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters or agents by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to United States law.

        The partners and associates of Macleod Dixon LLP and Dorsey & Whitney LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

        The comparative audited consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus have been so incorporated in reliance on the report of Ernst & Young LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

        The information relating to our reserves as at December 31, 2004 incorporated by reference in this prospectus has been compiled by us based on the report dated March 14, 2005 prepared by Mr. Michael Adams, an employee of Talisman, in his capacity as our Internal Qualified Reserves Evaluator. Mr. Adams beneficially owns, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

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  the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants Ernst & Young LLP;

  •
  the consent of our counsel Macleod Dixon LLP;

  •
  the consent of Michael Adams, our Internal Qualified Reserves Evaluator;

  •
  powers of attorney from directors and officers of Talisman;

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  form of trust indenture relating to the debt securities;

  •
  statement of eligibility of the trustee on Form T-1; and

  •
  interest coverage ratio calculations.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

US$500,000,000

5.850% Notes Due 2037

PROSPECTUS SUPPLEMENT
January 23, 2006

Goldman, Sachs & Co.
RBC Capital Markets
BNP PARIBAS
CIBC World Markets
HSBC
Scotia Capital
Banc of America Securities LLC
Citigroup
TD Securities

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
FORWARD-LOOKING INFORMATION
EXCHANGE RATE INFORMATION
OIL AND GAS INFORMATION
SUMMARY OF THE OFFERING
TALISMAN ENERGY INC.
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
CONSOLIDATED CAPITALIZATION
PRO-FORMA INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CREDIT RATINGS
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
DOCUMENTS INCORPORATED BY REFERENCE
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
TALISMAN ENERGY INC.
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT